SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.


                                   FORM U-6B-2

                           Certificate of Notification


                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                      South Carolina Electric & Gas Company
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1.    Type of security or securities.

           First Mortgage Bonds (the Bonds)

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           $150,000,000 in aggregate principal amount.

     4. Rate of interest per annum of each security.

           7.50%

     5. Date of issue, renewal or guaranty of each security.

           June 14, 2000

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           June 15, 2005

     8. Name of persons to whom each security was issued, renewed or guaranteed.

     The Bonds were issued to PaineWebber Incorporated and Banc of America Securities LLC as representatives of the underwriters (the Underwriters) named in, and pursuant to, the Underwriting Agreement dated June 6, 2000. The Underwriters then sold the Bonds to the public.


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     9. Collateral given with each security, if any.

            The Bonds are secured primarily by (1) a like principal amount of non-interest bearing bonds (the Class A Bonds) issued pursuant to the Indenture of Mortgage, dated January 1, 1945 (the Class A Indenture), between the Company and The Chase Manhattan Bank, and
            (2) the lien of the Indenture dated April 1, 1993 (the New Indenture), between the Company and The Bank of New York. The Class A Bonds are secured by a lien upon substantially all of the fixed property and franchises used or useful in the Company's public utility businesses (except cash securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by the Company, with certain exceptions, and the bonds issued under the New Indenture (including the Bonds) are secured by a lien upon substantially all of the properties of the Company used in the generation, transmission and distribution of electric energy, together with any other property which the Company may elect to subject to such lien. The lien of the New Indenture is junior to the lien of the Class A Indenture.

     10. Consideration received for each security.

           The Bonds were sold to the  underwriters  at 98.973% of the principal amount thereof and to the public at 99.573% of the principal amount thereof. The Company received proceeds, before expenses, of $148,459,500.

     11. Application of proceeds of each security.

           The proceeds  from the sale of the Bonds were used for the payment at maturity of the Company's $100,000,000 First Mortgage Bonds, 6% series due June 15, 2000. In addition, the proceeds will be used for the repayment of short-term debt incurred for the financing of the Company's construction program and for general corporate purposes.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a.  the provisions contained in the first sentence of Section 6(b)

            b.  the provisions contained in the fourth sentence of Section 6(b)

            c.  the provisions contained in any rule of the commission other
                than Rule 48       X

     13.    If the  security or  securities  are exempt from the  provisions  of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable


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     14.    If the  security or  securities  are exempt from the  provisions  of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the  security or  securities  are exempt from the  provisions  of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                     South Carolina Electric & Gas Company


                                      By:            /s/Mark R. Cannon
                                                     Mark R. Cannon
                                                     Controller

Dated:    June 22, 2000